FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, regarding the dissolution of BANCHILE TRADE SERVICES LIMITED, a wholly owned subsidiary of Banco de Chile incorporated under the laws of Hong Kong.

Santiago, July 8, 2016.

Mr.

Eric Parrado Herrera

Superintendent of Banks and Financial Institutions

Present

Mr. Superintendent:

Pursuant to articles 9 and 10 of the Securities Law No. 18.045, and chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as an essential information regarding this banking institution, that on this date we have been informed that the Hong Kong’s companies register has formally declare dissolved, as of July 5, 2016,  BANCHILE TRADE SERVICES LIMITED, a wholly owned subsidiary of Banco de Chile engaged in the support of  foreign trade in the Asian markets.

Sincerely,

Eduardo Ebensperger

Executive Chief Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2016.

Banco de Chile

/s/ Eduardo Ebensperger
By:	Eduardo Ebensperger
CEO